May 5, 2025

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-286295
Dear Patrick NJ Schnegelsberg:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 25, 2025 Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenues, page 64

1. We note your response to prior comment 3, whereby you indicate that the driver is rented to the customer when they leave the hospital with the TAH implant. We also note that rental costs are mainly related to machine maintenance. Finally, we note your disclosure on page 69 that the drivers powering the SynCardia TAH are available for in-hospital use (Companion 2) and/or in-hospital and in-home use (Freedom
       Driver). Please address the following comments:
           Confirm that the patient is the customer for your Freedom Driver rental contracts. Also, confirm that the maintenance expense recognized as rental costs relate solely to your Freedom Drivers. In this regard, we note your disclosure on
 May 5, 2025
Page 2

           page 16 that you employ and train technicians who can service your Companion 2 and Freedom drivers.
             With reference to the contract terms associated with your Companion 2 drivers, please tell us and expand your disclosures, including your significant revenue recognition policies, to identify the customer (i.e. the medical center or the patient), the specific performance obligations under these contracts, and when you recognize revenue associated with Companion 2 drivers. Ensure you explain your maintenance obligations and how the Company allocated the transaction price to each performance obligation consistent with ASC 606-10-32-28 through 32-
           35. To the extent material, quantify the revenues associated with the Companion 2 drivers.
             Identify the line item that includes the maintenance expense associated with your
           Companion 2 drivers.

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael J. Blankenship, Esq.